UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549

                            FORM 12B-25
                    NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K  [ ] Form 20-F [ ]Form 11-K [X] Form 10-Q
             [ ]Form N-SAR

     For Period Ended: March 28, 1998

     [   ]   Transition Report on Form 10-K
     [   ]   Transition Report on Form 20-F
     [   ]   Transition Report on Form 11-K
     [   ]   Transition Report on Form 10-Q
     [   ]   Transition Report on Form N-SAR
             For the Transition Period Ended:



     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

   Delta Mills, Inc.
Full Name of Registrant

Former Name if Applicable

233 North Main Street, Suite 200
Address of Principal Executive Office (Street and Number)

Greenville, South Carolina 29601
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

       (a) The reasons described in reasonable detail in of this form could not be eliminated without unreasonable effort or expense ;
       (b)  The subject annual report, semi-annual
            report, transition report on Form 10-K, Form 20-, 11-K or
 [ X ] SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

A  number  of  significant transactions during the quarter  ended
March 28, 1998 combined to make it impossible for the Company to file its 10-Q on a timely basis.

1. The Company decided to take restructuring charges and close a major business.
2. The company decided to report the closure of the business as discontinued operations, requiring the restatement of prior period financials.
3. The Company had to review requirements for a waiver of loan covenants under an existing credit facility.
4. The recent issuance of senior notes created the need to file 10Qs.
5. The Company adopted FASB 131 requiring new disclosures for segment reporting, as well as, restatement of segment data for prior periods.

     These transactions, taken together, have required an extraordinary amount of accounting effort on the part of the Company compared to the normal accounting burden involved in filing a 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to notification.

      Robert W. Humphreys             864                  232-8301
         (Name)                    (Area Code)      (Telephone Number)
(2)  Have all other periodic reports required under Section 13  of 15(d)
     of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [  X  ]  Yes          [     ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included   in   the   subject  report  or portion
     thereof? [  X ]  Yes  [   ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. As described previously in Part III, the company is reporting discontinued operations in this period, requiring reclassification
     of certain items  previously reported.   Following
     is a summary of the results of operations of discontinued segments. Reported revenues and expenses will be adjusted for these items. The Company's fiscal year ends on the last business day in June.

                                  Three Months Ended       Nine Months Ended
                                 March 28,   March 29,    March 28,  March 29,
                                   1998       1997          1998       1997
                                                (In thousands)

Net Sales                       $  21,192   $  26,220    $  74,250  $  75,447
Cost and expenses                  23,649      28,391       82,233     81,509
(Loss) before income taxes         (2,457)     (2,171)      (7,983)    (6,062)
Income tax expense (benefit)         (989)       (909)      (3,153)    (2,589)
(Loss) from discontinued
   operations                      (1,468)  $ (1,262)       (4,830) $  (3,473)
Estimated (loss) on disposal
 of discontinued operations     $ (20,079)               $ (21,079)


                              Delta Mills, Inc.
                 (Name ofRegistrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    May 13, 1998             By   /s/Robert W. Humphreys
                                      Robert W. Humphreys